SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: May 20, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

         Registrant's telephone number, international: +7 095 973 9940

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F   X             Form 40-F
                                   ---                       ---

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                       No   X
                               ---                      ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

          On May 16, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced unaudited results for the first quarter 2003 in accordance with Russian accounting standards - RAS. A copy of the press release is attached hereto as Exhibit 1.

          The requirements for the contents of the unaudited results for the first quarter ended March 31, 2003 (the "First Quarter Results") and criteria for the information to be disclosed in the First Quarter Results are established by the laws and regulations of the Russian Federation. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

          As a consequence of such differences, the First Quarter Results include unaudited unconsolidated statutory financial statements of the Company prepared in accordance with RAS. RAS differs in significant respects from International Accounting Standards and from generally accepted accounting principles in the United States. Therefore, the results disclosed in the First Quarter Results are prepared on a basis different from the basis used to prepare the Company's audited annual consolidated financial statements included in its Annual Reports on Form 20-F.

          For any questions concerning the First Quarter Results, contact Olga Vladimirovna Mokhoreva, Head of the Securities Department of the Company, by phone at +7 (095)973-9940, by facsimile at +7 (095)787-2850 or by email at mokhoreva@hq.rt.ru.

                                    SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    May 20, 2003                  By:     [signed]    Petr Debrianski
                                          -----------------------------------
                                       Name:    Petr N. Debrianski
                                       Title:   Deputy Finance Director

                                  EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number   Description

     1. English translation of the press release announcing unaudited results for the first quarter ending March 31, 2003 in accordance with RAS.

                                                                       Exhibit 1



               ROSTELECOM REPORTS FIRST QUARTER 2003 RAS UNAUDITED
                    NET PROFIT INCREASE TO RUR 1,248 MILLION


o Revenue for the first quarter 2003 amounted to RUR 6,362.8 million, an increase of 27.6% versus first quarter 2002*. Based on the adjusted first quarter 2002 numbers, revenue growth was 2.6%;
o   Domestic long-distance traffic** was up 21% year-to-year;
o Outgoing international traffic grew by 2.6%, while incoming international traffic surged 25.1% compared to the first quarter 2002;
o Operating profit for the first quarter 2003 increased 7% to RUR 2,217.5 million, while compared to adjusted operating profit for the first quarter 2002 it increased 11.5%;
o   Net profit increased by 3.1% to RUR 1,248 million.

Moscow - May 16, 2003 - Rostelecom (NYSE: ROS; RTS: RTKM), Russia's national long-distance telecommunications operator, today announced the unaudited results for the first quarter 2003 in accordance with Russian accounting legislation - RAS.

Domestic long-distance (DLD) traffic for the first quarter totaled 1,984.6 million minutes, a year-to-year increase of 21%. DLD revenues increased year-to-year by 13.5% to RUR 2,330.5 million.

Outgoing international long-distance (ILD) traffic in the first quarter grew to
307.2 million minutes, a 2.6% increase over the first quarter 2002. ILD revenues from Russian operators and subscribers declined by 6.9% to RUR 1,864.7 million.

Incoming international traffic surged 25.1% year-to-year to 264.5 million minutes. Revenues from international operators (only for telephone traffic termination) totaled RUR 939.8 million, representing a 7.7% decline compared to the first quarter 2002. The revenue decline is due by Rostelecom's efforts to decrease settlement rates with international operators throughout 2002.

Total revenues for the first quarter 2003 were RUR 6,362.8 million, up 27.6% year-to-year. As already reported, the Company has moved to a new method of accounting for operations with international operators in its RAS financial statements, which takes into account the total amounts of both revenues from and payments to international operators. Based on the adjusted 2002 first quarter number, revenue growth was 2.6%.

First quarter 2003 operating costs amounted to RUR 4,145.2 million, a 42.2% increase versus first quarter 2002. Operating costs, compared to the adjusted first quarter 2002 number, decreased by 1.5%.

The main reason for the decrease in operating costs was the 28.4% decline in depreciation to RUR 931.3 as a number of Rostelecom's leased assets were fully depreciated in the second half of 2002.

At the same time, staff costs increased by 14.9% to RUR 639.9 million due to increases in payroll to keep up with inflation and one-off redundancy payments. There was a RUR 40 million increase in insurance costs associated with the fact that Rostelecom insured its production equipment in 2003. Expenses related to public utilities services increased by 29% to RUR 133 million as the natural monopolies' prices continued to grow. A 31% growth in payments to Russian operators (to RUR 378 million) is explained by the late recognition of such payments in the first half 2002 - some of the payments related to the first and second quarters were recognized only in the third quarter 2002.

EBITDA was RUR 3,148.8 million, representing a 6.6% decline year-to-year. However, if compared to EBITDA of the first quarter 2002 adjusted for the new accounting method, the decline was 4.3%. This decline reflects growth in some of the operating costs as described above.

Operating profit grew by 7% to RUR 2,217.5 million, while compared to adjusted operating profit for the first quarter 2002 it increased 11.5%.

The results from other operating activities amounted to RUR -443.1 million. The negative result is primarily due to the more conservative method of dealing with bad debt provisions. First quarter 2003 bad debt expense was RUR -326,5 million, while there was no bad debt expense in the first quarter of 2002. Additionally, taxes other than on income totaled RUR (77.4) million.

Results from other non-sales activities amounted to RUR 19.4 million.

First quarter 2003 net profit increased by 3.1% year-on-year to RUR 1,248 million.

--------------------------------------------------------------------------------
Balance Sheet, RUR `000
--------------------------------------------------------------------------------
                                    31.12.2002      31.03.2003   % change y-o-y
--------------------------------------------------------------------------------
  ASSETS
   Non-current assets, incl.        22,909,612      22,717,972         -0.8%
   Intangible assets                        21              20         -4.8%
   Fixed assets                     17,143,830      16,273,305         -5.1%
   Construction in progress          2,863,205       3,363,674         17.5%
   Long-term financial investments   2,517,331       2,543,210          1.0%
   Other non-current assets            385,225         537,763         39.6%
  Current assets, incl.             18,039,517      19,210,416          6.5%
   Inventory                           690,868         981,326         42.0%
   VAT on obtained property          1,988,908       1,951,477         -1.9%
   Accounts receivable, incl.        9,808,766      10,397,708          6.0%
   Accounts receivable from
   international operators           3,911,015       4,458,205         14.0%
   Bad debt provision               -1,956,012      -2,282,496         16.7%
   Short-term financial investments  4,259,058       3,254,834        -23.6%
   Cash and cash equivalents         1,291,917       2,625,071        103.2%
--------------------------------------------------------------------------------
  BALANCE                           40,949,129      41,928,388          2.4%
--------------------------------------------------------------------------------

  SHAREHOLDERS EQUITY AND LIABILITIES
  Shareholders equity               19,296,556      20,521,457          6.3%
  Liabilities, incl.                21,652,573      21,406,931         -1.1%
   Long-term liabilities, incl.      7,291,882       6,908,000         -5.3%
   Loans due more than in 12 months    847,687         865,978          2.2%
   Short-term liabilities, incl.    14,360,691      14,498,931          1.0%
   Accounts payable to
   international operators           3,667,780       3,720,848          1.4%
   Loans due less than in 12 months  4,389,150       4,771,418          8.7%
--------------------------------------------------------------------------------
  BALANCE                           40,949,129      41,928,388          2.4%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Profit and Loss Statement, RUR `000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                         Q1 2002      Q2 2003    % change y-o-y
--------------------------------------------------------------------------------
Revenue                                 4,986,056    6,362,770         27.6%
Revenue adjusted for the new
method of accounting for operations
with international operators            6,199,030    6,362,770          2.6%
Operating expenses                      2,914,483    4,145,247         42.2%
Operating expenses adjusted for the new
accounting method                       4,210,349    4,145,247         -1.5%
Depreciation                            1,301,437      931,280        -28.4%
EBITDA                                  3,373,010    3,148,803         -6.6%
EBITDA adjusted for the new
accounting method                       3,290,118    3,148,803         -4.3%
Operating profit                        2,071,573    2,217,523          7.0%
Operating profit adjusted for the new
accounting method                       1,988,681    2,217,523         11.5%
Results from other operating activities  -295,251     -443,102         50.1%
Bad debt expense                                0     -326,484          n/a
   Taxes other than on income             -84,664      -77,399        -8.58%
Results from other non-sales activities  -138,992       19,368          n/a
      FX gains/losses                       8,616       66,564        672.6%
   Profit before tax                    1,637,330    1,793,789          9.6%
Profit tax                                427,193      538,758         26.1%
Extraordinary items                             0        7,045          n/a
   Net profit                           1,210,137    1,247,986          3.1%

--------------------------------------------------------------------------------
Key Ratios
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                         Q1 2002      Q1 2003
--------------------------------------------------------------------------------
   Operating margin, %                    41.55%       34.85%
   EBITDA margin, %                       67.65%       49.49%*
   Net margin, %                          24.27%       19.61%
--------------------------------------------------------------------------------
                                        31.12.2002   31.03.2003
--------------------------------------------------------------------------------
  Current liquidity ratio                  1.29         1.36
  Financial independence ratio             0.47         0.49
--------------------------------------------------------------------------------
* EBITDA margin decline is explained primarily by the growth in revenue resulting from the new method of accounting for operations with international telecom operators

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation, the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under the applicable U.S. federal securities laws.


For further details please contact

Anna Kareva
Head of IR
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru


--------
* Officially reported first quarter 2002 P&L numbers are not adjusted for the effects of the new method of accounting for operations with international operators. ** All the traffic data provided in the press-release is preliminary